ANSLOW & JACLIN, LLP	RICHARD I. ANSLOW
Counselors at Law	EMAIL: RANSLOW@ANSLOWLAW.COM

GREGG E. JACLIN
EMAIL: GJACLIN@ANSLOWLAW.COM

December 5, 2005

Daniel H. Morris, Esq.

U.S. Securities and Exchange Commission

101 F Street

Mail Stop 3561

Washington, D.C. 20549

Re:  EP Global Communications, Inc. (the “Company”)

Registration Statement on Form SB-2, filed October 20, 2005

File No. 333-129153

Dear Mr. Morris:

The following is in response to your letter dated November 18, 2005:

General

1.

Please revise throughout the document, as applicable, to explain why you are required to register 200% of the common shares issuable in connection with the callable secured convertible notes. We note that the securities purchase agreement calls for liquidated damages to be paid under certain circumstances in cash or in stock, at the option of the investor. Ensure that your revised disclosure clearly addresses whether any of the additional shares are being registered to cover shares that may be issued in the event liquidated damages are due. If so, ensure that you supplementally provide us with an analysis as to why you believe it is appropriate to register such shares given that the investors appear to have discretion with respect to receiving cash or stock and appear not to have been irrevocably bound to purchase these shares at the time the registration statement was filed. Refer to Interp. A.51 of the July 1997 CF Manual of Publicly Available Telephone Interpretations and refer, by analogy, to Interp. 3S of the March 1999 Supplement.

ANSWER:  In Amendment No. 1 to Form SB-2, we registered 211,666,66 shares as follows: (i) 5,000,000 shares are for the exact amount of shares underlying the warrants issued in the September 23, 2005 financing, specifically 5,000,000.  For the 206,666,666 shares, the calculation was determined as follows: the closing price of the Company’s common stock on the closing date of September 23, 2005 was $.06.  You multiply this amount by the 60% discount (or $.036).  You then divide the total subscription price of $3,720,000 by $.036 resulting in 103,333,333 shares.  This amount is then multiplied by 200% pursuant to the financing documents that require the Company to register 200% resulting in 206,666,666 shares.

In Amendment No. 1 to Form SB-2, we have filed the Registration Rights Agreement related to the Company’s September 2005 financing. Section 2.a. of the Registration Rights Agreement requires that the Company register “…two (2) times the sum of the number of Conversion Shares that are then issuable upon conversion of the Notes and Additional Notes… and the number of Warrant Shares issuable upon exercise of the Warrants, without regard to any limitation on the Investor’s ability to convert the Notes or exercise the Warrants.”

In addition, pursuant to Section 2.c. of the Registration Rights Agreement (which we are filing as Exhibit 10.10), the Company is required to pay a penalty (defined as Standard Liquidated Damages as defined in the Securities Purchase Agreement – see the definition of “Registrable Securities” in Section 1.a.(iii) of the Registration Rights Agreement).  The last sentence of Section 2.c. states that the penalty “…shall be paid in cash or, at the Company’s option, in shares of Common Stock…”

However, as you stated above, Section 4h. of the Securities Purchase Agreement states that the Investors have the right to receive cash or stock.  Since this clause is inconsistent with the clause in the Registration Rights Agreement, the Company and the Investors have executed an amendment to the Securities Purchase Agreement to be consistent with the Registration Rights Agreement and provides the Company solely with the right to pay the penalty in cash or stock.  The amendment has been filed as an exhibit in Amendment No. 1 to Form SB-2.

About Us, page 1

2.

Please expand your filing to provide a summary in order to provide context for the financial data included in this section, as well as the information that follows. For example, you include no description of your business up front, which makes it difficult for investors to understand the risk factors applicable to your business, or even what your plan of operation is. In this regard, we note that investors aren=t given a complete description of the business until page 11. Refer to Item 503 of Regulation S-B in preparing your summary, but ensure that in addition to a brief description of your business, your summary also briefly discusses your recent restatement, your history of net losses and the fact that your revenues have declined over the past year.

ANSWER:  In Amendment No. 1 to Form SB-2, we have expanded our “About Us” section.

Risk Factors, page 1

3.

We note that you recently restated your financial information. Please revise to include a risk factor discussing any risks posed by the restatement and ensure that you include a discussion regarding your controls and procedures. While we note from your Form 10-Q filed November 17, 2005 that management believed the Company’s controls and procedures were effective as of September 30, 2005, you should discuss whether, in light of the restatement, you continue to believe your controls are effective, and the basis for such belief.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the requested risk factor.

Our charter provides for limited liability for our directors and officers, page 3

4.

Please clarify your disclosure in this section. To the extent that your certificate of incorporation indemnifies individuals for the breach of fiduciary duty of care as a director, it is not clear how officers or stockholders are covered by that protection. Please identify the indemnifications, if any, available to officer and stockholders.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised this risk factor to delete any reference to indemnification to officers or stockholders since the Company’s Certificate of Incorporation only provides this to the Company’s directors.

Shares eligible for public sale...ability to raise capital, page 5

5.

Please expand your disclosure to fully explain the risk presented to investors as additional shares of your common stock become eligible for sale in the future.

ANSWER: In Amendment No. 1 to Form SB-2, we have expanded the disclosure in this risk factor.

Market for Common Equity and Related Stockholder Matters, page 5

6.

The escrow agreement between the Company and Mr. Stevens does not appear to have been filed in the past. Please either file it as an exhibit to the registration statement or advise.

ANSWER:  At this point, Mr. Stevens has been paid in full and the Company’s obligation to him has been extinguished.  We have indicated this in Amendment No. 1 to Form SB-2.  Therefore, we are not filing the escrow agreement.

Management’s Discussion and Analysis or Plan of Operation, page 7

7.

Please comprehensively revise both this section and your business section, as applicable, to provide better disclosure with respect to the different types of services your provide and whether they produce revenues or are promotional in nature. For example, do the events you describe here and in your business section, such as WCD, events at baseball games and military events, generate the “special projects income” to which you refer on page 9 or are they purely promotional? Are your clinical publications sold or provided at no cost? Revise to clarify the nature of your products, services and business.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised and expanded the MD&A section and business section to describe the different types of services we provide and whether or not they produce revenues or are promotional in nature.

8.

Revise to disclose the basis for your belief that your core services are all forecast to experience significant growth beginning in the fourth quarter of 2005.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the basis for the Company’s belief that its core services will experience growth in the fourth quarter of 2005.

Plan of Operations, page 7

9.

In the last paragraph of this section, you describe your submission of an appropriations request to Congress. Please expand these disclosures to state how such funds, if received, will be accounted for in your financial statements.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the following paragraph at the end of the Plan of Operations section:

“In March 2005, we submitted an appropriations request in the amount of $1,000,000 to Congress. If approved and funded in 2006, this would increase our education and information programs to military families with special needs dependents and caregivers. If successful in having these funds committed, we intend to build upon our existing relationships within the military community to bring timely and meaningful educational content in both print and on a web based delivery system to these families but also to the physicians charged with their care.  In this regard, we have already begun this process delivering high quality educational content through highly respected military hospitals such as Walter Reed Army Medical Center, Brooke Army Medical Center and the Uniformed Medical Services School in Bethesda, all focused in the area of chronic long term care. This initiative, once operational, would result in increased revenue from subscriptions, on-line interactive training sessions and custom communication sales. We would account for all revenues consistent with existing accounting policy which is to identify revenue streams consistent with our core services which are subscriptions, page advertising, and special projects/custom communications and on line web based programming. We would also identify these revenue streams as being generated from military funding so as to distinguish the revenue streams from those funded by private sponsorship.

While we cannot predict the ultimate outcome of the appropriations process, we have been notified that the appropriation has received committee approval and is now with the House of Representatives and Senate for their respective final reviews and passage.”

Liquidity and Capital Resources, page 9

10.

Please disclose here the identity of the private investment firm that received a commission in connection with this transaction.

ANSWER: In Amendment No. 1 to Form SB-2, we have identified the private investment firm, specifically Westminster Securities Corporation.

11.

Please expand your disclosure to provide a discussion of the material terms of your credit agreement with Provident Bank, including quantified disclosure of any material financial covenants.

ANSWER:  To date, Provident Bank’s loan has been paid in full and the credit agreement was terminated.  Therefore, we have not added any additional disclosure in Amendment No. 1 to Form SB-2.

12.

Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate both here and in the prospectus summary whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the following language at the end of the “Liquidity and Capital Resources” section:

“With an existing forecast of minimum revenues of $4,000,000 in 2006, management believes that with the operational cash to be generated and the retained working capital from our recent funding as well as the remaining $1,000,000 of funding to be received, the overall cash requirements of operations are expected to be met. While there is no absolute guarantee that we will generate the forecast revenues or that we will receive the remaining $1,000,000 of funding, which is dependent upon this filing becoming effective, management believes that both the revenue generation forecast and the additional funding will be attained.

At the present level of operations, working capital requirements to sustain operations approximates $250,000 per month exclusive of any existing debt service that approximates an additional $7,000 per month.

To provide additional liquidity, management expects, within the next 90 days, to apply for a line of credit secured by accounts receivable. A previously held line of credit in the amount of $450,000 had been paid off pursuant to the requirements of the securities purchase agreement under which $2,000,000 has been received to date. Although there is no assurance that we would be able secure such funding, management believes that with its improved working capital ratios and its improving revenue production it is reasonable to believe that a working capital line would be able to be secured.

Should forecast revenues trend toward 2005 levels of a forecast of $3,000,000, the additional liquidity provided by a line of credit as well as an increase in reliance on trade debt it is believed, would in the short term provide the liquidity to support operations while adjustments are considered to bring revenues back on plan.  It should be noted that trade debt has been reduced from $600,000 (pre-funding) to under $200,000 (post-funding).

It is management’s estimate that with its existing working capital resources and with the insurance of the contemplated additional funding noted, we will be able to meet the working capital requirements of operations for the coming twelve months of operations.”

Results of Operations, page 9

13.

Please substantially revise this section to clearly convey and address the trends in your business. Your disclosure should reflect yearly results and changes (both in the aggregate and relative to past performances), and in each case, fully discuss the significance of such results and changes. Refer to Item 303 of Regulation S-B. Additionally, this section should describe, in quantified terms, any agreements or arrangements that materially affect the Company=s operations. For example, we note from page 18 that EBSCO is to provide you with royalties equal to 20% of the net revenue collected on products sold by them. Revise accordingly.

ANSWER: In Amendment No. 1 to Form SB-2, we have substantially revised this section.

14.

Please expand your disclosures to include a detailed description of how you used the net proceeds of $1,250,000 received to date and how you plan to use the remaining proceeds from the $3,720,000 of financing obtained on September 23, 2005. For example, please discuss whether proceeds will be used to pay down outstanding debts, such as the $140,000 owed to Mr. Giltner Stevens and how the 2,000,000 shares currently held in escrow as contingent security will be affected.

ANSWER: In Amendment No. 1 to Form SB-2, we have added an expanded disclosure regarding how the Company used net proceeds of $1,250,000 and how it will use the balance of the net proceeds from the funding transaction.

About Us, page 12

15.

Please revise the first sentence of the second paragraph of this section to delete reference to your “tradition of excellence.” In addition, please carefully review your filing to remove other unsubstantiable, marketing terms and phrases (for example, your reference on page 7 to your “heritage of providing ‘Information that matters from those who care’’).

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the part of the first sentence of the second paragraph stating “tradition of excellence” and any other marketing terms.

16.

As a follow-up to the comment above, please provide support for your statement on page 13 that you are the “leading authority in the disabilities and special health care needs arena.” Provide similar support for the last sentence of the second to last paragraph on page 17 regarding the EP symbol.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the above-referenced statement and the last sentence of the second to last paragraph on Page 17 regarding the EP symbol.

Legal Proceedings, page 19

17.

Revise to provide quantified information regarding the damages sought by the plaintiffs in the first legal proceeding described in this section.

ANSWER: In Amendment No. 1 to Form SB-2, we have stated that the plaintiffs in the lawsuit are requesting specific performance of an alleged agreement to give them 1 restricted share of the Company’s common stock for every 2 unrestricted shares they tendered to the Company (they claim to have tendered approximately 4 million shares), together with unspecified compensatory damages, interest and costs.

Principal Stockholders, page 26

18.

We note that Mr. Ribotsky has voting and investment control over New Millennium Partners, AJW Partners, AJW Qualified Partners. Please tell us why Mr. Robitsky is not listed in your beneficial ownership table.

ANSWER: Section 1.1 of each of the Callable Secured Convertible Notes (of which the form Callable Secured Convertible Note has been previously filed as Exhibit 10.2) states that the Holder and its affiliates can not own more than 4.99% in the aggregate of the outstanding shares of the Company’s common stock at any time.  All of the investors are affiliates.  Therefore, Mr. Ribotsky will never be in a position to hold 5% or more of the Company’s outstanding shares of common stock.

Selling Stockholders, page 28

19.

We note your disclosure in the last sentence of the first paragraph of this section. Please explain why you believe it is appropriate that the beneficial ownership table has not been prepared in accordance with Rule 13d-3. While we note that the investors in the September 23, 2005 financing are limited to holding 4.99% of your outstanding common stock, your disclosure should still be prepared in accordance with Rule 13d-3. In this regard, you should provide beneficial ownership information with respect to shares that may be acquired by the investors within 60 days.

ANSWER: Please see our response to Question 18.  We have prepared the table in accordance with Rule 13d-3.

20.

While we note the disclosure you have provided in this section, please expand to provide a clearer description of the September 23, 2005 transaction and all of its material terms. For example, while you have provided a time-line of issuances with respect to the warrants. This disclosure should be included in your next amendment and should be current. In this regard, we note that the investors were required to purchase the second tranche of securities after you filed the registration statement. Additionally, you indicate on page 26 that you required to purchase $3,000,000 of additional key man life insurance for Mr. Valenzano, but have not provided corresponding disclosure in this section. Ensure that your next amendment provides a selling stockholders section that is revised to provide all material terms of the September 23, 2005 financing and is updated to reflect events that have occurred since the initial filing of the registration statement.

ANSWER: In Amendment No. 1 to Form SB-2, we have updated this section to include all updated material terms of the September 23, 2005 transaction.

Plan of Distribution, page 31

21.

Please confirm that both the Company and the selling stockholders are aware of and will comply with Interp. A. 65 of our July CF Manual of Publicly Available Telephone Interpretations.

ANSWER:  The Company and the selling stockholders hereby confirm that they are aware and will comply with Interp. A. 65 of our July CF Manual of Publicly Available Telephone Interpretations.

Certain Relationships and Related Transactions, page 32

22.

Please confirm that all material agreements related to your loan and share exchange agreement have previously been filed.

ANSWER:  The Company hereby confirms that all material agreements to its share exchange have been filed.  Specifically, the Company filed a Form 8-K on January 1, 2004 regarding this transaction.  The Form 8-K filing included the Share Acquisition Agreement, Subscription Agreement and all required financial statements.   In Amendment No. 1 to Form SB-2, we have filed the loan agreements with Cardinal Debt Associates, L.P.

Description of Securities, page 32

23.

We note that you are currently authorized to issue only 60,000,000 shares. We also note that you are required under Section 4(n) of the Securities Purchase Agreement to file a proxy or information statement with the SEC no later than October 21, 2005 increasing the number of authorized shares 500,000,000 and thereby covering the shares issuable upon conversion. As of the date of this letter, you have not filed a proxy or information statement. Please revise here and in your selling stockholders section to discuss the status of your plans to file a proxy or information statement and disclose whether your failure to do so by October 21, 2005 has had an impact on either your business or the financing transaction. For example, do you now owe the investors liquidated damages and has the delay affected the obligation of the investors to purchase the second and third tranches of securities?

ANSWER: On November 23, 2005, the Company filed a Preliminary 14C Information Statement pertaining to the increased authorization of its common shares to 500,000,000.  The investors, through their legal counsel, acknowledge the filing and have not requested any possible penalties for the timing of this filing.  In addition, the timing of the fling of the Information Statement has no impact whatsoever on the Company’s business.  The second tranche of funding has been paid to the Company and the third tranche is not due until the SB-2 registration statement is deemed effective.  Assuming that the Company does not receive any comments on its Preliminary 14C Information Statement filing, it will file a Definitive 14C Information Statement on Monday, December 5 (the 10th day of filing is December 3 which is a Saturday).  Twenty days after the Definitive 14C Information Statement is filed, it will then file an amended Certificate of Incorporation in Delaware.  Since December 25 is a holiday, it will file the amended Certificate of Incorporation on December 27.  The Company will not have the SB-2 registration statement declared effective until after the amended Certificate of Incorporation is filed in Delaware.

Financial Statements

Short Term Debt, page 48

24.

Please revise your footnote to comply with Rule 12b-12(c) of the Exchange Act.

ANSWER:  In Amendment No. 1 to Form SB-2, we have revised the footnote to comply with Rule 12b-12(c) of the Exchange Act.

25.

We note your disclosure states that you secured a $140,000 note payable with 2,000,000 shares of the Company=s common stock. However, according to note 5, these shares serve only as contingent security and are held in escrow. Therefore, please revise note 4 to clarify the treatment of these shares and to ensure consistent disclosure.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised note 4 based on the comment set forth above.

Other

26.

The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. Further, please ensure that your updated financial statements clearly address the accounting treatment for the issuance of $3,720,000 convertible debt and the corresponding detachable warrants. See SFAS 150 for guidance.

ANSWER: In Amendment No. 1 to Form SB-2, we have included updated financial statements as of September 30, 2005.  The financial statements address the accounting treatment for the issuance of $3,720,000 convertible debt and the corresponding detachable warrants.

27.

Please provide a currently dated signed consent from the independent public accountant in the amendment.

ANSWER: In Amendment No. 1 to Form SB-2, we have included a currently dated signed consent from our independent public accountant.

Exhibits

28.

Your opinion states that the shares to be sold by the selling shareholders are duly authorized, legally issued, fully paid and non-assessable. However, you are not currently authorized to issue more than 60,000,000 shares of common stock. Please explain.

ANSWER:  See our response to comment 23. above.

29.

It appears that you entered into a registration rights agreement in connection with the September 23rd financing. Please file this agreement as an exhibit to your next amendment and confirm that you have filed all other material agreements related to the September 23rd financing.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the registration rights agreement as an exhibit.  The Company also confirms that all other material agreements have been filed.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: s/s Anslow & Jaclin, LLP

ANSLOW & JACLIN, LLP

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